RFMSI Series 2005-S5 Trust
                                     Issuer

                 Residential Funding Mortgage Securities I, Inc.
                                    Depositor

                         Residential Funding Corporation
                                 Master Servicer

               Mortgage Pass-Through Certificates, Series 2005-S5

                         Supplement dated August 1, 2005

                                       to

                    prospectus supplement dated July 27, 2005

                                       to

                       prospectus dated December 23, 2004

----------
Capitalized terms used in this supplement are defined in the prospectus supplement dated July 27, 2005, to which this supplement is attached.

      The Prospectus Supplement is hereby revised as follows:

      (a) On page S-8 the following paragraphs are inserted prior to the paragraph entitled "Credit Enhancement":

            The Class A-2 Certificates are subject to special rules and procedures regarding the distribution of principal to the holders of such class of certificates.

      See "Description of the Certificates -- Principal Distributions" and " -- Distributions in Reduction of the Class A-2 Certificates" in this prospectus supplement.

      (b) The first sentence under the heading "Tax Status" in the Summary section on S-11 is deleted and replaced with the following:

      For federal income tax purposes, the depositor will elect to treat the trust (exclusive of the reserve fund) as two real estate mortgage investment conduits.

      (c) On page S-18, the following paragraphs are inserted immediately prior to the Risk Factor entitled "Class A-5, Class A-6, and Class A-7 Certificates":

      IN ADDITION TO THE CONSIDERATIONS SET FORTH BELOW, INVESTORS IN THE CLASS A-2 CERTIFICATES SHOULD BE AWARE THAT SUCH CERTIFICATES MAY NOT BE AN APPROPRIATE INVESTMENT FOR ALL PROSPECTIVE INVESTORS.

      Investors in the Class A-2 Certificates should be aware that such certificates have a later priority of payment with respect to principal in relation to some of the other classes of certificates. Therefore, an investor's yield on such certificates will be particularly sensitive to the rate and timing of principal prepayments. In addition, certificates with a later priority of payments will be more likely to be affected by losses on the mortgage loans not covered by the credit enhancement. Furthermore, the Class A-2 Certificates may not be an appropriate investment for any investor requiring a distribution of a particular amount of principal or interest on a specific date or dates.

      The Class A-2 Certificates are subject to special rules regarding the procedures, practices and limitations applicable to the distribution of principal to the holders of these certificates. The Class A-2 Certificates may not be an appropriate investment for you if you require distribution of a particular amount of principal on a predetermined date or an otherwise predictable stream of principal distributions. If you purchase Class A-2 Certificates, we cannot give you any assurance that you will receive a distribution in reduction of principal on any particular distribution date.

      Investors in the Class A-2 Certificates should be aware that the financial guaranty insurance policy will not cover interest shortfalls attributable to prepayments on the mortgage loans or interest shortfalls related to Relief Act reductions. Any reduction in the interest entitlement for the Class A-2
Certificates as a result of prepayment interest shortfalls or Relief Act reductions will be covered only to the extent of amounts on deposit in the reserve fund.


      (d) The following text is inserted in the first full paragraph on page S-32 immediately after the third bullet:

            o     with  respect to the Retail  Certificates  only,  the  Reserve
                  Fund;

      (e) The following paragraph is inserted immediately after the last full paragraph on page S-45:

            In order to provide protection to the holders of the Class A-2 Certificates against the allocation thereto of prepayment interest shortfalls and shortfalls resulting from the application of the Relief Act ("Relief Act Reductions"), a reserve fund (the "Reserve Fund") will be established for the benefit of the Class A-2 Certificates into which Bear, Stearns & Co. Inc. will deposit $20,000 on the closing date. No additional amounts will be deposited into the Reserve Fund after the closing date. The Reserve Fund will be beneficially owned by Bear, Stearns & Co. Inc. for tax purposes and will be an asset of the trust fund, but will not be an asset of any REMIC. If any prepayment interest shortfalls or Relief Act Reductions on the mortgage loans are allocated to the Class A-2 Certificates on any distribution date, the amount of such shortfall will be withdrawn from the Reserve Fund, to the extent funds are available, and will be distributed on such distribution date to the holders of the Class A-2 Certificates. We cannot assure you that the amount on deposit in the Reserve Fund will be sufficient to cover


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

      prepayment interest shortfalls or Relief Act Reductions allocated to the Class A-2 Certificates under all circumstances. The Policy does not cover prepayment interest shortfalls or Relief Act Reductions allocated to the Class A-2 Certificates. After the amount on deposit in the Reserve Fund is exhausted, the Class A-2 Certificates will bear their proportionate share of the prepayment interest shortfalls and Relief Act Reductions. Any amounts remaining in the Reserve Fund on the distribution date on which the Certificate Principal Balance of the Class A-2 Certificates has been reduced to zero will be distributed to Bear, Stearns & Co. Inc.

      (f) The following sentence is inserted immediately after the first sentence of the second paragraph of the definition of "Accrued Certificate Interest" on page S-35:

      Prepayment Interest Shortfalls to the extent not covered by amounts due from the servicer and shortfalls resulting from application of the Relief Act or similar legislation or regulations, will be covered by the Reserve Fund to the extent funds are available.

      (g) The following section is inserted on page S-48 immediately prior to the section entitled "Principal Distributions on the Class M Certificates":

Distributions in Reduction of the Class A-2 Certificates

      General. As to distributions of principal among Class A-2 Certificateholders, Class A-2 Deceased Holders (as defined below) will be entitled to first priority, and beneficial owners other than Class A-2 Deceased Holders (" Class A-2 Living Holders") will be entitled to a second priority. Beneficial owners of the Class A-2 Certificates have the right to request that distributions of principal be made with respect to their Class A-2 Certificates on each distribution date on which distributions of principal are made with respect to the Class A-2 Certificates. All such requested distributions are subject to the priorities described below under "-- Priority of Requested Distributions" and are further subject to the limitations that they be made (a) only in lots equal to $1,000 of initial principal balance (each, an "Individual Class A-2 Certificate") and (b) only to the extent that the portion of the principal distributed in respect of the Certificates allocated to the Class A-2 Certificates on the applicable distribution date (plus any amounts available from the Rounding Account (as defined below)) provides sufficient funds for such requested distributions. To the extent that amounts available for distributions of principal on the Class A-2 Certificates on any distribution date exceed the aggregate requests by Class A-2 Deceased Holders and Class A-2 Living Holders for principal distributions applicable to such distribution date, such excess amounts will be distributed to the beneficial owners of Class A-2 Certificates by random lot, as described below under "-- Mandatory Distributions of Principal on Class A-2 Certificates."

      On each distribution date on which amounts are available for distributions of principal on the Class A-2 Certificates, the aggregate amount allocable to such distributions will be rounded, as necessary, to an amount equal to an integral multiple of


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

$1,000, except as provided below, in accordance with the priorities and limitations set forth in this section. Such rounding will be accomplished on the first distribution date on which distributions of principal on the Class A-2 Certificates are made by withdrawing, from a non-interest bearing account (the "Rounding Account") to be established with a $999.99 deposit by Bear, Stearns & Co. Inc., as underwriter, the amount of funds, if any, needed to round the amount otherwise available for such distribution upward to the next higher integral multiple of $1,000. On each succeeding distribution date on which distributions of principal on the Class A-2 Certificates are to be made, the aggregate amount allocable to the Class A-2 Certificates will be applied first to repay any funds withdrawn from the Rounding Account for the Class A-2 Certificates on the prior distribution date, and then the remainder of such allocable amount, if any, will be similarly rounded upward through another withdrawal from the Rounding Account and distributed as principal on the Class A-2 Certificates. This process will continue on succeeding distribution dates until the outstanding principal balance of the Class A-2 Certificates has been reduced to zero. Thus, the aggregate distribution made in reduction of the principal balance of the Class A-2 Certificates on each distribution date may be slightly more or less than would be the case in the absence of such rounding procedures, but such difference will be no more than $999.99 on such distribution date. Under no circumstances will the sum of all distributions of principal on the Class A-2 Certificates through any distribution date be less than the sum that would have resulted in the absence of such rounding procedures.

      There is no assurance that a beneficial owner of a Class A-2 Certificate who has submitted a request for a distribution will receive that distribution at any particular time after that distribution is requested, since there can be no assurance that funds will be available for making requested distributions on any particular distribution date, or, even if funds are available for making such distributions, that requested distributions with respect to the Class A-2 Certificates owned by any particular beneficial owner will be made. Also, due to the procedure for mandatory distributions described below, there can be no assurance that on any distribution date on which the funds available for distribution of principal on the Class A-2 Certificates exceed the aggregate amount of distributions requested by beneficial owners of the Class A-2 Certificates, any particular beneficial owner will receive a principal distribution from such excess funds. Thus, the timing of distributions of principal with respect to any particular Class A-2 Certificate is highly uncertain, and such distributions may be made earlier or later than the date that may be desired by a beneficial owner of a Class A-2 Certificate.

      Notwithstanding any provisions herein to the contrary, on each distribution date on and after the Credit Support Depletion Date, distributions of principal on the Class A-2 Certificates will be made pro rata among the holders of the Class A-2 Certificates and will not be made in integral multiples of $1,000 or pursuant to requested distributions or mandatory distributions by random lot.

      Priority of Requested Distributions. Subject to the limitations described herein, including the order of the receipt of the request for distributions as described below under "--Procedure for Requested Distributions," beneficial owners of the Class A-2 Certificates have the right to request that distributions of principal on the Class A-2


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

Certificates be made. On each distribution date on which distributions of principal on the Class A-2 Certificates are made, such distributions will be made in the following order of priority: (a) any request by a Class A-2 Deceased Holder, in an amount up to but not exceeding an aggregate principal amount of $100,000 per request, and (b) any request by a Class A-2 Living Holder, in an amount up to but not exceeding an aggregate principal amount of $10,000 per request. Thereafter, distributions will be made as provided in clause (a) and
(b) above up to a second $100,000 and $10,000, respectively. This sequence of priorities will be repeated for each request for principal distributions made by the beneficial owners of the Class A-2 Certificates until all such requests have been honored.

      Procedure for Requested Distributions. A beneficial owner may request that distributions of principal on that beneficial owner's Class A-2 Certificates be made on a distribution date by delivering a written request therefor to the participant or indirect participant that maintains that beneficial owner's account in the Class A-2 Certificates so that the request for such distribution is received by the trustee on or before the Record Date for such distribution date. In the case of a request on behalf of a Class A-2 Deceased Holder, a certified copy of the death certificate and any additional appropriate evidence of death and any tax waivers are required to be forwarded to the trustee under separate cover. Furthermore, distribution requests of Class A-2 Deceased Holders that are incomplete may not be honored by the trustee and, if not honored, will lose their priority and must be re-requested. The participant should in turn make the request of the depository (or, in the case of an indirect participant, such firm must notify the related participant of such request, which participant should make the request of the depository) on a form required by the depository and provided to the participant.

      Upon receipt of such request, the depository will date and time stamp such request and forward such request to the trustee. The depository may establish procedures that it deems fair and equitable to establish the order of receipt of requests for such distributions received by it on the same day. Neither the depositor, the trustee, the Master Servicer, Residential Funding, nor any seller will be liable for any delay by the depository, any participant or any indirect participant in the delivery of requests for distributions to the trustee. Requests for distributions in reduction of principal balance forwarded to the trustee from the depository after the Record Date for such distribution date and requests for distributions received in a timely manner but not accepted with respect to a given distribution date, will be treated as requests for distributions on the next succeeding distribution date and each succeeding distribution date thereafter until each request is accepted or is withdrawn as described below. Each request for distributions of principal on a Class A-2 Certificate submitted by a beneficial owner of a Class A-2 Certificate will be held by the trustee until such request has been accepted or has been withdrawn in writing. Each Individual Class A-2 Certificate covered by such request will continue to bear interest at the related pass-through rate through the Record Date for such distribution date.

      With respect to Class A-2 Certificates as to which beneficial owners have requested distributions on a particular distribution date on which distributions of principal on the Class A-2 Certificates are being made, the trustee will notify the depository and its participants prior to such distribution date whether, and the extent to which, such Class A-2 Certificates have been accepted for distributions. Participants and indirect participants holding Class A-2 Certificates are required to forward such notices to the beneficial owners of such Certificates. Individual Class A-2 Certificates that have been accepted for a distribution will be due and payable on the applicable distribution date and will cease to bear interest after the Record Date for such distribution date.

      Any  beneficial  owner of a Class A-2  Certificate  that has  requested  a distribution may withdraw such request by so notifying in writing the participant or indirect participant that maintains such beneficial owner's account. The participant should forward the withdrawal, on a form required by the depository, to the trustee. In the event that such account is maintained by an indirect participant, such indirect participant must notify the related participant, which in turn must forward the withdrawal of such request on such form to the trustee. If such notice of withdrawal of a request for distribution has not been received by the trustee on or before the Record Date for such distribution date, the previously made request for distribution will be irrevocable with respect to the making of distributions of principal on the Class A-2 Certificates on the applicable distribution date.

      For purposes of the foregoing discussion, an indirect participant is a broker, dealer, bank, financial institution or other person that clears securities transactions through or maintains a custodial relationship with a participant either directly or indirectly and a participant is a broker, dealer, bank, financial institution or other person that is a participating organization of the depository.

      Mandatory Distributions of Principal on Class A-2 Certificates. To the extent, if any, that distributions of principal on the Class A-2 Certificates on a distribution date exceed the outstanding principal balance of the Individual Class A-2 Certificates with respect to which distribution requests have been received by the applicable date, additional Class A-2 Certificates in lots equal to Individual Class A-2 Certificates will be selected to receive principal distributions in accordance with the then-applicable established random lot procedures of the depository, and the then-applicable established procedures of the participants and indirect participants, which may or may not be by random lot. Investors may ask such participants or indirect participants which allocation procedures they use. Participants and indirect participants holding Class A-2 Certificates selected for mandatory distributions of principal are required to provide notice of such mandatory distributions to the affected beneficial owners.

      Payments to Requesting Beneficial Owners. On any distribution date on which principal distributions are made on the Class A-2 Certificates, priority of payment on the Class A-2 Certificates will be given to beneficial owners for whom Class A-2 Certificate principal payment requests are in effect. The depository will honor requests in the following order of priority:

            First, the depository will honor requests submitted on behalf of Class A-2 Deceased Holders in the order of their receipt by the depository, until such requests have been honored in an amount up to $100,000 for such requesting Class A-2 Deceased Holder; and

            Second, the depository will honor requests submitted on behalf of Class A-2

      Living Holders in the order of priority established by the depository, until such requests have been honored in an amount up to $10,000 for each requesting Class A-2 Living Holder.

      Thereafter, the depository will honor requests submitted on behalf of each Class A-2 Deceased Holder as provided in step First up to a second $100,000 and requests submitted on behalf of each Class A-2 Living Holder as provided in step Second up to a second $10,000. This sequence of priorities will be repeated until all Class A-2 Certificate principal payment requests have been honored to the extent of amounts available in reduction of the Class A-2 Certificates.

      If the amount of principal available for payment on the Class A-2 Certificates on a given distribution date is insufficient to honor all requests, such requests will be honored on succeeding distribution dates as principal becomes available. In the case of requests on behalf of Class A-2 Living Holders, the depository will establish a new order of priority for each distribution date. This order will apply both to previously unsatisfied payment requests and to newly submitted requests. A Class A-2 Certificate principal payment request submitted on behalf of a Class A-2 Living Holder who later dies will become entitled to the priority of a newly submitted request on behalf of a Class A-2 Deceased Holder. Such priority will be effective for each subsequent distribution date if the depository has received a certified copy of the death certificate for such Class A-2 Deceased Holder and any additional appropriate evidence of death and any requested tax waivers by the last business day of the preceding calendar month immediately preceding such distribution date.

      Payments to Non-Requesting Beneficial Owners. If the amount of principal available for payments on the Class A-2 Certificates on a given distribution date exceeds the amount needed to honor all Class A-2 Certificate principal payment requests, the depository will determine which Class A-2 Certificates will be paid, using its established random lot procedures. Each participant receiving such payments, and each indirect participant in the chain to the beneficial owners, will remit payments to their customers according to their own procedures, which may or may not be by random lot. A participant or indirect participant could decide to allot Class A-2 Certificate principal payments to certain customers (which could include such participant or indirect participant) without allotting payments to others. Investors should ask their brokers or other intermediaries what allocation procedures they use.

      Definition of " Class A-2 Deceased Holder." A "Class A-2 Deceased Holder" is a beneficial owner of a Class A-2 Certificate who was living at the time such interest was acquired and whose executor or other authorized representative causes to be furnished to the trustee a certified copy of the death certificate for such Class A-2 Deceased Holder and any additional evidence of death satisfactory to the trustee and any tax waivers requested by the trustee. Class A-2 Certificates beneficially owned by tenants by the entirety, joint tenants or tenants in common will be considered to be beneficially owned by a single owner. The death of a tenant by the entirety, joint tenant or tenant in common will be deemed to be the death of the beneficial owner, and the Class A-2 Certificates so beneficially owned will be eligible for priority with respect to distributions of principal, subject to the limitations stated above. Class A-2 Certificates beneficially owned by a trust will be considered to be beneficially owned by each beneficiary of the trust to the extent of such beneficiary's beneficial interest therein, but in no event will a trust's beneficiaries collectively be deemed to be beneficial owners of a number of Individual Class A-2 Certificates greater than the number of Individual Class A-2 Certificates of which such trust is the owner. The death of a beneficiary of a trust will be deemed to be the death of a beneficial owner of the Class A-2 Certificates beneficially owned by the trust to the extent of such beneficiary's beneficial interest in such trust. The death of an individual who was a tenant by the entirety, joint tenant or tenant in common in a tenancy that is the beneficiary of a trust will be deemed to be the death of the beneficiary of the trust. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interest in a Class A-2 Certificate will be deemed to be the death of the beneficial owner of such Class A-2 Certificates regardless of the registration of ownership, if such beneficial ownership interest can be established to the satisfaction of the trustee; expenses incurred by the trustee in an effort to determine the beneficial ownership interest, including without limitation, attorney's fees, shall be paid by the beneficial owner. Such beneficial interest will be deemed to exist in typical cases of street name or nominee ownership, ownership by a trustee, ownership under the Uniform Gifts to Minors Act and community property or other joint ownership arrangements between a husband and wife. Beneficial interest shall include the power to sell, transfer or otherwise dispose of a Class A-2 Certificate and the right to receive the proceeds therefrom, as well as interest and distributions in reduction of the Certificate Principal Balance payable with respect thereto. As used in this prospectus supplement, a request for a distribution of principal of a Class A-2 Certificate by a Class A-2 Deceased Holder shall mean a request by the personal representative, surviving tenant by the entirety, surviving joint tenant or surviving tenant in common of the Class A-2 Deceased Holder.

      (h) The following paragraph is inserted immediately after the last full paragraph on page S-64:

      Investors in the Class A-2 Certificates also should be aware that distributions of principal to the Class A-2 Certificates will be allocated by the depository according to a random lot procedure, except as described in this prospectus supplement under "Description of the Certificates--Distributions in Reduction of the Class A-2 Certificates". Due to this random lot procedure, there can be no assurance that on any distribution date, any holder of a Class A-2 Certificate will receive a principal distribution. Thus, the timing of distributions in reduction of the Certificate Principal Balance with respect to any particular Class A-2 Certificate, even if a request for distribution has been made as described in this prospectus supplement under "Description of the Certificates--Distributions in reduction of the Class A-2 Certificates," is highly uncertain and may be earlier or later than the date that may be desired by the related certificateholder.

      (i) The following text is added immediately after the second sentence of the first full paragraph on pg S-67:

      The financial guaranty insurance policy will cover any interest shortfalls, except repayment interest shortfalls to the extent they are not covered by amounts due from the servicer or from funds on deposit in the Reserve Fund and shortfalls resulting from application of the Relief Act or similar legislation or regulations, otherwise allocable to the Retail Certificates. Any Prepayment Interest Shortfalls not so covered and Relief Act shortfalls would be covered by funds on deposit in the Reserve Fund to the extent funds are available.

      (j) The first paragraph under the heading "Material Federal Income Tax Consequences" on page S-89 is deleted and replaced with the following:

      Mayer, Brown, Rowe & Maw LLP, counsel to the depositor, will render an opinion to the effect that, assuming compliance with all provisions of the pooling and servicing agreement, for federal income tax purposes, the trust (exclusive of the Reserve Fund) will qualify as two REMICs under the Internal Revenue Code.

                   -------------------------------------------

                            Bear, Stearns & Co. Inc.

                                 August 1, 2005

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